American Lithium Issues Shareholder Letter

VANCOUVER, BRITISH COLUMBIA, October 10, 2024 - American Lithium Corp. ("American Lithium" or the "Company") (TSX-V:LI | Nasdaq:AMLI | Frankfurt:5LA1) is pleased to issue a letter to shareholders.

Dear Shareholders,

As the newly appointed Interim Chief Executive Officer of American Lithium, I am pleased to update you on our progress as we prepare for an inevitable lithium market recovery, particularly for "Made in America" lithium carbonate.  All told, it has been a challenging period for the battery metals industry, with market conditions affecting all lithium developers worldwide. Despite this, we are committed and poised for what we are confident will be a robust recovery, especially with recent global developments creating renewed optimism.

The sharp decline in lithium prices - from a high of $85,000 per ton to around $10,000 per ton, has impacted valuations across the board for all lithium developers, including us. This being said, we remain focused on diligently advancing each of our large-scale "green metals" deposits towards a pre-feasibility study (an initial blueprint for a mine) and beyond.

To adapt to evolving market conditions, we have taken proactive steps, including cost-cutting measures, carefully managing our advanced development work, implementing management changes, and prioritizing the preservation of our treasury. These actions are designed to prepare us for when market conditions improve. Our top priority remains ensuring the advancement of all ongoing projects and continuing our strong relationships with our communities.

As the first seedlings of an industry-wide recovery begin to sprout, we are seeing new marketplaces emerge to support the advent of premium pricing for lithium carbonate supplies. This bodes especially well for American Lithium.

Plus, we aim to benefit from Peru's bid to generate its own nuclear energy, as one of the founding members of the International Atomic Energy Agency, by unlocking value at the Company's premier Macusani Uranium Project.

Our business fundamentals remain strong going forward. In fact, the past 18 months have seen our resource base grow substantially at both TLC and Falchani, elevating them on a global scale.

Both countries in which we operate continue to support securing a strong domestic critical metals supply chain and our goal is to provide a meaningful contribution to this end.

I look forward to the opportunity to share our strategic vision for the future with you and all our stakeholders. In line with this, we will be publishing an operational update this month on our projects and the path forward. Thank you for your ongoing support and commitment to the American Lithium.

About American Lithium

American Lithium is developing two of the world's largest, advanced-stage lithium projects, along with the largest undeveloped uranium project in Latin America. They include the TLC claystone lithium project in Nevada, the Falchani hard rock lithium project and the Macusani uranium deposit, both in southern Peru.  All three projects, have been through robust preliminary economic assessments, exhibit significant expansion potential and enjoy strong community support.

For more information, please contact the Company at info@americanlithiumcorp.com or visit our website at www.americanlithiumcorp.com.

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On behalf of the Board of Directors of American Lithium Corp.

"Alex Tsakumis"

Interim CEO and Director

Tel: 604 428 6128

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release.

Cautionary Statement Regarding Forward Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively "forward-looking statements") within the meaning of applicable securities legislation. All statements, other than statements of historical fact, are forward-looking statements. Forward-looking statements in this news release include, but are not limited to, statements regarding the business plans, expectations and objectives of American Lithium. Forward-looking statements are frequently identified by such words as "may", "will", "plan", "expect", "anticipate", "estimate", "intend", "indicate", "scheduled", "target", "goal", "potential", "subject", "efforts", "option" and similar words, or the negative connotations thereof, referring to future events and results. Forward-looking statements are based on the current opinions and expectations of management and are not, and cannot be, a guarantee of future results or events. Although American Lithium believes that the current opinions and expectations reflected in such forward-looking statements are reasonable based on information available at the time, undue reliance should not be placed on forward-looking statements since American Lithium can provide no assurance that such opinions and expectations will prove to be correct. All forward-looking statements are inherently uncertain and subject to a variety of assumptions, risks and uncertainties, including risks, uncertainties and assumptions related to: American Lithium's ability to achieve its stated goals;, which could have a material adverse impact on many aspects of American Lithium's businesses including but not limited to: the ability to access mineral properties for indeterminate amounts of time, the health of the employees or consultants resulting in delays or diminished capacity, social or political instability in Peru which in turn could impact American Lithium's ability to maintain the continuity of its business operating requirements, may result in the reduced availability or failures of various local administration and critical infrastructure, reduced demand for the American Lithium's potential products, availability of materials, global travel restrictions, and the availability of insurance and the associated costs; the ongoing ability to work cooperatively with stakeholders, including but not limited to local communities and all levels of government; the potential for delays in exploration or development activities; the interpretation of drill results, the geology, grade and continuity of mineral deposits; the possibility that any future exploration, development or mining results will not be consistent with our expectations; risks that permits will not be obtained as planned or delays in obtaining permits; mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes (including work stoppages, strikes and loss of personnel) or other unanticipated difficulties with or interruptions in exploration and development; risks related to commodity price and foreign exchange rate fluctuations; risks related to foreign operations; the cyclical nature of the industry in which American Lithium operates; risks related to failure to obtain adequate financing on a timely basis and on acceptable terms or delays in obtaining governmental approvals; risks related to environmental regulation and liability; political and regulatory risks associated with mining and exploration; risks related to the uncertain global economic environment and the effects upon the global market generally, any of which could continue to negatively affect global financial markets, including the trading price of American Lithium's shares and could negatively affect American Lithium's ability to raise capital and may also result in additional and unknown risks or liabilities to American Lithium. Other risks and uncertainties related to prospects, properties and business strategy of American Lithium are identified in the "Risk Factors" section of American Lithium's Management's Discussion and Analysis filed on July 16, 2024, and in recent securities filings available at www.sedarplus.ca. Actual events or results may differ materially from those projected in the forward-looking statements. American Lithium undertakes no obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements.

Cautionary Note Regarding 32 Concessions

Thirty-two of the one-hundred-seventy-four concessions comprising the Falchani and Macusani Projects are currently subject to Administrative and Judicial processes in Peru to overturn resolutions issued by INGEMMET and the Mining Council of MINEM in February 2019 and July 2019, respectively, which declared title to thirty-two concessions invalid due to late receipt of the annual validity payments. On November 2, 2021, American Lithium was awarded a favorable ruling in regard to title to the concessions, but on November 26, 2021, appeals of the judicial ruling were lodged by INGEMMET and MINEM. A three-judge tribunal of Peru's Superior Court unanimously upheld the ruling in a decision reported in November 2023. American Lithium was subsequently notified that INGEMMET and MINEM have filed petitions to the Supreme Court of Peru to assume jurisdiction in the proceedings. Given the precedent of the original ruling it is hoped that the Supreme Court will not assume jurisdiction; however, there is no assurance of the outcome at this time.